EXHIBIT 99.1

German alumina business to be sold

Hydro has entered into an agreement to sell its German based alumina business. This consists of a 50 per cent share in Aluminium Oxid Stade GmbH (AOS), the related chemical grade alumina business and the dedicated bauxite supply source represented by Hydro's 10 per cent share in Halco (Mining) Inc.

The Dadco Group, which owns the remaining 50 per cent of AOS, has purchased these operations for a consideration of approximately NOK 750 million. In addition, Dadco will assume all financial, commercial and all other obligations related to the business. The transaction will not result in any significant gain or loss for Hydro.

Dadco is a privately owned investment, manufacturing and trading group; its founding company was established in 1915.

AOS is an alumina refinery located in Stade, near Hamburg in Northern Germany with a total capacity of 850,000 tonnes of alumina. About half of Hydro's share of alumina is chemical grade alumina used in a variety of applications in the chemical and other industries, which are non-core to Hydro's aluminium activities. Halco (Mining) Inc. owns 51 per cent of CBG, one of the largest bauxite mines in the world located in Guinea. Other shareholders in Halco are Alcoa and Alcan.

AOS will continue to produce alumina to supply Hydro's wholly owned primary aluminium unit in Stade and Hamburger Aluminium-Werk, in which Hydro has a 33 per cent shareholding, through a long term supply agreement with Dadco, thereby securing a long-term industrial solution for all parties.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Idar Eikrem
Telephone: (+47) 22 53 32 73
Cellular: (+47) 95 02 83 63
E-mail: Idar.Eikrem@hydro.com

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
E-mail: Tor.Steinum@hydro.com